Strategic Partners Opportunity Funds

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

February 9, 2007

Via Edgar

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strategic Partners Opportunity Funds
Registration Statement on Form N-1A
File Nos. 333-95844 and 811-09805

Dear Mr. Greene:

Set forth below are our responses to telephonic comments received by the undersigned from you on January 30, 2007 on behalf of the Jennison Select Growth Fund (the Fund), a series of Strategic Partners Opportunity Funds. Such comments relate to the Fund’s post-effective amendment no. 14 under the Securities Act of 1933 (the 1933 Act) and post-effective amendment no. 15 under the Investment Company Act of 1940 (the 1940 Act) (the Registration Statement), to the registration statement on Form N-1A which was filed with the U.S. Securities and Exchange Commission (the Commission) via EDGAR on November 16, 2006.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Registration Statement.

Post-effective amendment no. 15 under the 1933 Act and 16 under the 1940 Act (the Amendment) is being filed in order to provide general updating comments as well as to address the staff’s comments. The Amendment was filed marked with the staff to reflect all revisions.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

General Comments

1.	Comment: Please make the appropriate Tandy representations.

Response: The Tandy representations were included in the initial transmittal letter to the staff and are included at the end of this letter.

2.	Comment: Please transmit this letter to the staff as correspondence via EDGAR and not as part of the filing of the Amendment.

Response: This letter will be transmitted to the Commission staff separate from the Amendment filing.

3.	Comment: Please revise the Fund’s reference to Subadviser to be plural as defined in the first paragraph under “Investment Objectives and Prinicpal Strategies.”

Response: The disclosure has been revised as requested.

4.	Comment: If not already dicslosed in the prospectus, please include risk factors relating to emerging market securities if the Fund may make such investments.

Response: The disclosure has been revised as requested.

5.	Comment: In the “Principal Risks” section, please include the Fund’s market capitalization definition of small- and medium-sized company stocks.

Response: The Fund may buy common stocks of any size – small, medium and large capitalization. Currently, most of the Fund’s investments are in medium and large capitalization stocks. The disclosure has been revised to clarify this issue.

6.	Comment: In the “Principal Risks” section, please include:(a) principal strategies and (b) the risk of duplicative expenses relating to REITs.

Response: (a) The disclosure has been revised as requested.

(b) The Fund acknowledges the staff's comment. The Fund notes that the management fees paid by REITs that are externally managed is generally in lieu of compensation paid to executive officers of internally managed REITs and other public companies. In addition, unlike Fund shares that are sold and priced at net asset value per share, shares of REITs, both internally and externally managed, are sold at a price that, like other companies, the Fund believes reflects an expectation of the cost of management. Accordingly, the Fund does not believe it appropriate to include the requested disclosure.

7.           Comment: In the second footnote to the“Average Annual Returns Table,” please place the disclosure in the second footnote in regular text prior to the table.

Response:	The disclosure has been revised as requested.

8.            Comment: In the “Fees and Expenses” section, please move the footnotes that appear immediately below the fee table to after the expense examples.

Response: The disclosure has been moved as requested.

9.

Comment:          Under the section entitled “Frequent Purchases and Redemption of Fund Shares,” please supplementally explain what is meant by the reference to canceling purchases or exchanges in the third paragraph.

Response: In this disclosure the Fund is reserving the right to reject or cancel an additional purchase or exchange into the Fund, without prior notice, that violates the Board’s policies and procedures designed to discourage or prevent frequent trading activities by Fund shareholders. If a purchase is cancelled, the shareholders will receive a return of the purchase amount.

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The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the N-1a Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo

Claudia DiGiacomo

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